                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            COLONIAL PROPERTIES TRUST
                            -------------------------
                                (Name of Issuer)

         COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE PER SHARE
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                   195872 10 6
                                   -----------
                                 (CUSIP Number)

                                Thomas H. Lowder
                            Colonial Properties Trust
                            Colonial Plaza, Suite 750
                             2101 Sixth Avenue North
                              BIRMINGHAM, AL 35203
                            -------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                FEBRUARY 17, 1995
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  195872 10 6                                      Page 2 of 13   Pages
----------------------                                      --------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thomas H. Lowder

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          PF, AF, 00

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                       / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
                          78,489 (0.3%) *
     NUMBER OF            596,907 (upon exercise of options and redemption
                                  of units of limited partnership interest
                                   ("Units") in Colonial Realty
                                   Limited Partnership) (2.5%) **
                   -------------------------------------------------------------
      SHARES       8      SHARED VOTING POWER
   BENEFICIALLY           236,870 (0.9%) ***
     OWNED BY             2,369,895 (upon redemption of Units) (9.1%) ****
                   -------------------------------------------------------------
       EACH        9      SOLE DISPOSITIVE POWER
     REPORTING            78,489 (0.3%) *
      PERSON              586,241 (upon exercise of options and redemption of
                                   Units ) (2.5%) **
                   -------------------------------------------------------------
       WITH        10     SHARED DISPOSITIVE POWER
                          236,870 (0.9%) ***
                          2,369,895 (upon redemption of Units) (9.1%) ****
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,282,161
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                   THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  195872 10 6                                      Page 3 of 13   Pages
----------------------                                      --------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James K. Lowder

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          PF, AF, 00

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                        / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER
                              81,520 (0.3%) *****
         NUMBER OF            553,406 (upon exercise of options and redemption
                                       of Units) (2.4%) ******
                       ---------------------------------------------------------
          SHARES       8      SHARED VOTING POWER
       BENEFICIALLY           236,870 (0.9%) ***
         OWNED BY             2,369,895 (upon redemption of Units) (9.1%) ****
                       ---------------------------------------------------------

           EACH        9      SOLE DISPOSITIVE POWER
         REPORTING            81,520 (0.3%) *****
          PERSON              553,406 (upon exercise of options and redemption
                                       of Units) (2.4%) ******
                       ---------------------------------------------------------
           WITH        10     SHARED DISPOSITIVE POWER
                              236,870 (0.9%) ***
                              2,298,548 (upon redemption of Units) (9.1%) ****
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,241,691
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

CUSIP No.  195872 10 6                                      Page 4 of 13   Pages
----------------------                                      --------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert E. Lowder

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                  (b) /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                         / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
                          31,215 (0.1%) +
    NUMBER OF             742,396  (upon the exercise of options and the
                                    redemption of Units) (2.9%) ++
                   -------------------------------------------------------------
     SHARES        8      SHARED VOTING POWER
  BENEFICIALLY            61,574 (0.2%) +++
    OWNED BY              1,012,976 (upon redemption of Units) (3.8%) ++++
                   -------------------------------------------------------------
      EACH         9      SOLE DISPOSITIVE POWER
    REPORTING             31,215 (0.1%) +
     PERSON               742,396  (upon redemption of Units) (2.9%) ++
                   -------------------------------------------------------------
      WITH         10     SHARED DISPOSITIVE POWER
                          61,574 (0.2%) +++
                          1,012,976 (upon redemption of Units) (3.8%) ++++
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,848,161
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

CUSIP No.  195872 10 6                                      Page 5 of 13   Pages
----------------------                                      --------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Equity Partners Joint Venture ("EPJV")

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          00

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                            / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Alabama
--------------------------------------------------------------------------------

                   7      SOLE VOTING POWER
                          61,574 (0.2%)
   NUMBER OF              1,012,976 (upon redemption of Units) (3.8%)
                   -------------------------------------------------------------
    SHARES         8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY               0
                   -------------------------------------------------------------
     EACH          9      SOLE DISPOSITIVE POWER
   REPORTING              61,574 (0.2%)
    PERSON                1,012,976 (upon redemption of Units) (3.8%)
                   -------------------------------------------------------------
     WITH          10     SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,074,550
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

CUSIP No.  195872 10 6                                      Page 6 of 13   Pages
----------------------                                      --------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Colonial Commercial Investments, Inc. ("CCI")

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                   (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                          / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Alabama
--------------------------------------------------------------------------------

                    7      SOLE VOTING POWER
                           175,296 (0.7%)
     NUMBER OF             1,356,919 (upon redemption of Units) (4.9%)
                    ------------------------------------------------------------
      SHARES        8      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              0
                    ------------------------------------------------------------
       EACH         9      SOLE DISPOSITIVE POWER
     REPORTING             175,296 (0.7%)
      PERSON               1,356,919 (upon redemption of Units) (4.9%)
                    ------------------------------------------------------------
       WITH         10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,532,215
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

* Includes 9,258 Common Shares owned in the Colonial Properties Trust 401(k) Plan as of 12/31/98 and 4,000 Common Shares owned by a trust for the benefit of Thomas H. Lowder's children.

** Includes 58,501 Common Shares issuable upon exercise of options which are exercisable within 60 days, 538,211 Units owned by Thomas H. Lowder and 195 Units owned by a trust for the benefit of Thomas H. Lowder's children.

*** Includes 175,296 Common Shares owned by Colonial Commercial Investments, Inc. ("CCI"), an entity wholly owned and controlled by Thomas H. Lowder and James K. Lowder, and 61,574 Common Shares owned by Equity Partners Joint Venture ("EPJV"), a general partnership of which Thomas H. Lowder, James K. Lowder and Robert E. Lowder are, directly or indirectly, the general partners.

**** Includes 1,356,919 Common Shares issuable upon redemption of Units owned by CCI and 1,012,976 Common Shares issuable upon redemption of Units owned by EPJV.

***** Includes 11,022 Common Shares owned in the Colonial Properties Trust 401(k) Plan as of 12/31/98, 19,200 Common Shares owned by James K. Lowder as custodian for his children and 1,278 Common Shares owned through the Colonial Properties Trust Non-Employee Trustee Share Plan.

****** Includes 15,000 Common Shares issuable upon exercise of options which are exercisable within 60 days, 1998, 538,211 Units owned by James K. Lowder, and 195 Units owned by a trust for the benefit of James K. Lowder's children.

+        Includes 31,215 Common Shares owned by Robert E. Lowder.

++ Includes 737,201 Units owned by Robert E. Lowder, 5,000 Common Shares issuable upon exercise of options which are exercisable within 60 days and 195 Units owned by a trust for the benefit of Robert E. Lowder's children.

+++      Includes 61,574 Common Shares owned by EPJV.

++++     Includes 1,012,976 Units owned by EPJV.

Item 1.  SECURITY AND ISSUER

         This statement relates to the Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Colonial Properties Trust, an Alabama real estate investment trust (the "Issuer"). The principal executive offices of the Issuer are located at 2101 Sixth Avenue North, Suite 750, Birmingham, AL 35203.

         This statement amends and supplements, to the extent set forth below, the Schedule 13D filed on August 11, 1994 by Colonial Properties, Inc., an Alabama corporation ("CPI"), Equity Partners Joint Venture, an Alabama joint venture ("EPJV"), Colonial Properties Management Association, an Alabama general partnership ("CPMA"), Thomas H. Lowder, James K. Lowder and Robert E. Lowder (the "Original 13D"). This amendment is being filed to update certain information contained in the Original 13D, including primarily the structure of beneficial ownership of securities of the Issuer by the reporting persons named herein.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Thomas H. Lowder, James K. Lowder and Robert E. Lowder, who are brothers; by EPJV, a general partnership of which Thomas H. Lowder, James K. Lowder and Robert E. Lowder, indirectly through certain entities they control, are the general partners; and by Colonial Commercial Investments, Inc. ("CCI"), an entity wholly owned and controlled by Thomas H. Lowder and James K. Lowder. (Thomas H. Lowder, James K. Lowder, Robert
E. Lowder, EPJV and CCI are collectively referred to herein as the "Reporting Persons.") Thomas H. Lowder is the managing agent of EPJV.

         Thomas H. Lowder's principal occupation is serving as Chairman of the Board, President and Chief Executive Officer of the Issuer. James K. Lowder's principal occupation is serving as President of Lowder Construction Company, Inc., a corporation engaged in the construction management business. James K. Lowder also serves as a trustee of the Issuer. Robert E. Lowder's principal occupation is serving as Chairman of the Board and Chief Executive Officer of The Colonial BancGroup, Inc., a bank holding company. The principal business of EPJV is to serve as a vehicle through which Thomas H. Lowder, Robert E. Lowder and James K. Lowder hold certain real estate related assets and investments. The principal business of CCI is to serve as a vehicle through which Thomas H. Lowder and James K. Lowder hold real estate related assets and investments.

         The business address of EPJV and Thomas H. Lowder is Colonial Plaza, Suite 750, 2101 Sixth Avenue North, Birmingham, AL 35203. The business address of CCI, Lowder Construction Company, Inc. and James K. Lowder is 2000 Interstate Park Drive, Suite 400, Montgomery, AL 36109. The business address of The Colonial BancGroup, Inc. and Robert E. Lowder is 1 Commerce Street, Montgomery, AL 36104.

         Each of Thomas H. Lowder, James K. Lowder and Robert E. Lowder is a citizen of the United States.

         None of the Reporting Persons has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) INITIAL ACQUISITIONS. In connection with the Issuer's initial public offering ("IPO"), which was consummated on September 29, 1993, the Issuer became a registrant under Section 12 of the Securities Exchange Act of 1934 on September 22, 1993. In connection with the consummation of the IPO and the formation of the Issuer and its subsidiaries, Thomas H. Lowder, James K. Lowder and Robert E. Lowder (collectively, the "Lowder brothers") transferred to the Issuer and Colonial Realty Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), their interests in certain properties and other real estate assets, in exchange for (i) units of partnership interest in the Operating Partnership ("Units"), which are redeemable by the holder thereof for Common Shares (or, at the Issuer's option, cash), (ii) Common Shares, (iii) cash and (iv) the assumption of mortgage indebtedness secured by such properties. Some of the Units and Common Shares received by the Lowder brothers were originally held through CPI and CPMA, both of which were owned equally by the Lowder brothers, through EPJV and through trusts controlled by the Lowder brothers, with the remaining Units and Common Shares owned directly by Thomas H. Lowder, James K. Lowder or Robert E. Lowder.

         On February 17, 1995, the entities through which the Lowder brothers beneficially owned certain of their Common Shares and Units were reorganized. The reorganization did not increase or decrease the number of Common Shares or Units beneficially owned by the Lowder brothers. As part of the reorganization, CPI distributed all of its holdings of Common Shares and Units, through a series of transactions, to Colonial Commercial Investments, Inc. ("CCI") and CBC Realty, Inc. ("CBC"), a corporation which was wholly owned by Robert E. Lowder and which was dissolved in 1998. CPI distributed 175,296 Common Shares and 1,199,831 Units to CCI, and 31,215 Common Shares and 213,665 Units to CBC. Also on February 17, 1995, CPMA made a pro rata distribution of all of its holdings of Units to the Lowder brothers. Thomas
H. Lowder and James K. Lowder each received 518,870 Units, and Robert E. Lowder received 518,871 Units. As a result of the foregoing transactions (collectively, the "Restructuring Transaction"), and following the dissolution of CBC in 1998, the Units and Common Shares received by the Lowder brothers in connection with the IPO and originally held by CPI, EPJV and CPMA are now held by CCI, EPJV and the Lowder brothers individually. There was no consideration paid by any party in connection with the Restructuring Transaction.

         (b) POST-IPO TRANSACTIONS. In addition to the Common Shares and Units originally acquired in connection with the IPO, Thomas H. Lowder has, since the consummation of the IPO, individually (or through a trust controlled by him) acquired the following securities: (i) 17,500 Common Shares for cash, at prices ranging from $22.50 to $26.5625 per share; and (ii) 11,210 Common Shares awarded pursuant to the Issuer's Employee Share Option and Restricted Share Plan. The source of the funds used to acquire such shares was Thomas H. Lowder's personal funds. Also, James K. Lowder has acquired (i) 28,700 Common Shares at prices ranging from $22.75 to $30.125 per share, and (ii) 1,278 Common Shares through the Issuer's Non-Employee Trustee Share Plan. The source of the funds used to acquire such shares was James K. Lowder's personal funds. Also, as of December 31, 1998 Thomas H. Lowder and James K. Lowder have acquired approximately 9,258 and 11,022 Common Shares, respectively, through their 401(k) retirement plans. Such Common Shares have been acquired with personal funds of Thomas H. Lowder and James K. Lowder, respectively. Thomas H. Lowder has also been awarded options to purchase 63,845 Common Shares pursuant to the Issuer's Employee Share Option and Restricted Share Plan, of which options to purchase 58,501 Common Shares are exercisable within 60 days. James K. Lowder has been awarded options to purchase 25,000 Common Shares under the Issuer's Trustee Share Option Plan, of which options to purchase 15,000 Common Shares are exercisable within 60 days. Robert E. Lowder has been awarded options to purchase 5,000 Common Shares under the Issuer's Trustee Share Option Plan, all of which options are exercisable.

         On July 1, 1996, CCI received an additional 58,466 Units in connection with the Operating Partnership's acquisition of certain CCI properties.

         On March 25, 1997, EPJV received an additional 12,244 Units in connection with the Operating Partnership's acquisition of the Inverness Family Medical Center.

         On July 1, 1997, CCI received an additional 85,741 Units in connection with the Operating Partnership's acquisition of certain of CCI's properties.

         On October 7, 1998, CCI received an additional 34,700 Units in connection with the Operating Partnership's acquisition of certain of CCI's properties.

         On November 18, 1998, CCI received an additional 36,647 Units in connection with the Operating Partnership's acquisition of certain of CCI's properties.

Item 4.  PURPOSE OF TRANSACTION

         Pursuant to the Restructuring Transaction, the entities through which the Lowder brothers hold the Common Shares and Units received by them in connection with the IPO were restructured. The aggregate number of Common Shares and Units held by the Lowder brothers was not changed as a result of the Restructuring Transaction. However, as a result of the Restructuring Transaction, two entities (CPMA and CPI) that were required to be included as Reporting Persons on the Original 13D are no longer required to so report. In addition, EPJV is no longer required to report because it no longer beneficially owns five percent of the Issuer's Common Shares. CCI, partly as a result of the Common Shares and Units it acquired in the Restructuring Transaction and partly as a result of its subsequent acquisitions of Units, is now required to report because it now beneficially owns over five percent of the Issuer's Common Shares. This Amendment to the Original 13D is being filed to reflect the revised ownership structure, as well as to update the number of Common Shares and Units owned by the Lowder brothers as a result of various transactions, including purchases of Common Shares and awards of Common Shares and options to purchase Common Shares pursuant to the Issuer's benefit plans.

         The Reporting Persons have acquired their Common Shares and their Units for investment. The Reporting Persons may, however, from time to time, in the ordinary course of their business, invest in additional Common Shares or may, depending upon market conditions and other factors deemed relevant, engage in a sale or other disposition of all or a portion of the Common Shares and Units reported herein.

         The Reporting Persons have no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Trustees or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, or any other material change in the Issuer's business or corporate structure, changes in the Issuer's Declaration of Trust or bylaws or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Persons beneficially own, in the aggregate, 4,690,698 Common Shares of the Issuer (which includes 4,184,103 Common Shares issuable upon redemption of Units and 78,501 Common Shares issuable upon exercise of options exercisable within 60 days), which represent approximately 15.4% of the outstanding Common Shares as of February 10, 1999 (assuming no other person redeems Units for, or exercises options to acquire, Common Shares). Of such aggregate amount, Thomas H. Lowder has sole voting and dispositive power with respect to 136,990 Common Shares, including 65,231 Common Shares which he owns outright, 9,258 Common Shares owned in the Issuer's 401(k) Plan, 4,000 Common Shares owned by a trust for the benefit of Thomas H. Lowder's children and 58,501 Common Shares issuable upon the exercise of options which are exercisable within 60 days. Thomas H. Lowder also has sole voting and dispositive power with respect to 538,406 Units, including 538,211 Units which he owns outright and 195 Units owned by a trust for the benefit of his children.

         James K. Lowder has sole voting and dispositive power with respect to 96,520 Common Shares, including 50,020 Common Shares which he owns outright, 11,022 Common Shares owned in the Issuer's 401(k) Plan, 19,200 Common Shares owned by James K. Lowder as custodian for his children, 1,278 Common Shares owned through the Colonial Properties Trust Non-Employee Trustee Share Plan and 15,000 Common Shares issuable upon the exercise of options which are exercisable within 60 days. James K. Lowder also has sole voting and dispositive power with respect to 538,406 Units, including 538,211 Units which he owns outright and 195 Units owned by a trust for the benefit of his children.

         Robert E. Lowder has sole voting and dispositive power with respect to 31,215 Common Shares and 5,000 Common Shares issuable upon the exercise of options which are exercisable within 60 days. Robert E. Lowder also has sole voting and dispositive power with respect to 737,201 Units which he owns outright and 195 Units owned by a trust for the benefit of his children.

         Thomas H. Lowder and James K. Lowder each own 50% of CCI, which owns 175,296 Common Shares and 1,285,572 Common Shares issuable upon redemption of Units. By virtue of their control of CCI, each of Thomas H. Lowder and James K. Lowder are deemed to have shared voting and dispositive power with respect to all Common Shares beneficially owned by CCI. The three Lowder brothers own equal interests in EPJV, which owns 61,574 Common Shares and 1,012,976 Common Shares issuable upon redemption of Units. By virtue of their control of EPJV, each of Thomas H. Lowder, James K. Lowder and Robert E. Lowder are deemed to have shared voting and dispositive power with respect to all shares owned by EPJV. Upon the filing of this report, EPJV will cease to be a reporting person as its beneficial ownership percentage has dropped below five percent.

         During the past 60 days, other then as described herein, no transactions in the Common Shares of the Issuer have been effected by any of the Reporting Persons. No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Shares beneficially owned by a Reporting Person.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described herein, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or with any other person with respect to any securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii)

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in the Schedule 13D is true, complete and correct.


                                       Equity Partners Joint Venture



                                       By: /s/Thomas H. Lowder
                                          --------------------------------------
                                              Thomas H. Lowder
                                              Managing Agent


                                       Colonial Commercial Investments, Inc.



                                       By: /s/James K. Lowder
                                          --------------------------------------
                                              James K. Lowder
                                              President


                                           /s/Thomas H. Lowder
                                          --------------------------------------
                                              Thomas H. Lowder


                                           /s/James K. Lowder
                                          --------------------------------------
                                              James K. Lowder


                                           /s/Robert E. Lowder
                                          --------------------------------------
                                              Robert E. Lowder

Dated: February 11, 1999

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each in turn of this statement and any subsequent amendments thereto.


                                       Equity Partners Joint Venture



                                       By: /s/Thomas H. Lowder
                                          --------------------------------------
                                              Thomas H. Lowder
                                              Managing Agent


                                       Colonial Commercial Investments, Inc.



                                       By: /s/James K. Lowder
                                          --------------------------------------
                                              James K. Lowder
                                              President


                                           /s/Thomas H. Lowder
                                          --------------------------------------
                                              Thomas H. Lowder


                                           /s/James K. Lowder
                                          --------------------------------------
                                              James K. Lowder


                                           /s/Robert E. Lowder
                                          --------------------------------------
                                              Robert E. Lowder

Dated: February 11, 1999